UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Corus Bankshares, Inc.
(Name of Issuer)

Common Stock, $.05 par value
(Title of Class of Securities)

220873103
(CUSIP Number)

Joseph C. Glickman
7770 Starlight Drive
La Jolla, California 92037
(858) 458-1224

Copy to:

Lawrence M. Sherman
401 B Street, Suite 1200
San Diego, California 92101
(619) 231-0303
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 220873103

1	NAMES OF REPORTING PERSONS Joseph C. Glickman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,929,200
	8	SHARED VOTING POWER 1,277,020
	9	SOLE DISPOSITIVE POWER 3,929,200
	10	SHARED DISPOSITIVE POWER 1,277,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,206,220
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

ITEM 1.                      SECURITY AND ISSUER

This Amendment No. 1 amends the Schedule 13D filed on October 10, 2002 by Joseph C. Glickman relating to the Common Stock of Corus Bankshares, Inc., a Minnesota corporation (the “Company”), with a principal executive office located at 3959 N. Lincoln Ave., Chicago, IL 60613, $0.05 par value per share.

ITEM 2.                      IDENTITY AND BACKGROUND

(a) Name:	Joseph C. Glickman
(b) Residence Address:	7770 Starlight Dr., La Jolla, California 92037
(c) Principal Occupation:	Retired
(d) Criminal Conviction:	None
(e) Civil Proceedings:	None
(f) Citizenship:	USA

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.                      PURPOSE OF TRANSACTION

Not applicable.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

(a)           As of the close of trading on June 17, 2009, giving effect to the dispositions described in paragraph (c) below, Joseph C. Glickman is the beneficial owner of 5,206,220 shares of the Company’s Common Stock (the “Common Stock”), representing approximately 9.7% of the issued and outstanding Common Stock of the Company, based on the 53,711,680 shares issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2009, as follows:  (i) Joseph C. Glickman is the record owner of 3,929,200 shares of Common Stock, over which he has sole voting and dispositive control and (ii) The Joseph C. Glickman Foundation (the “Glickman Foundation”) is the record owner of 1,277,020 shares of Common Stock, over which Joseph C. Glickman has shared voting and dispositive control with Robert Glickman.  Joseph C. Glickman is deemed to be the beneficial owner of the Glickman Foundation shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b)           The response to Item 5(a) is incorporated herein by reference.

(c)           On June 17, 2009, Joseph C. Glickman transferred 1,000,000 shares of Common Stock to the Glickman Foundation, over which Joseph C. Glickman has shared voting and dispositive control.

The shares transferred by Joseph C. Glickman on June 17, 2009 represent approximately 1.86% of the total issued and outstanding shares of the Company, which is deemed to be a material decrease in beneficial ownership pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.  All of the 1,000,000 shares transferred on June 17, 2009, were owned directly by Joseph C. Glickman.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 31st day of August, 2009

Joseph C. Glickman

/s/ Joseph C. Glickman
Joseph C. Glickman